UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Trustees and Participants of
Best Buy Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Minneapolis, Minnesota
June 26, 2015

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Participant-directed investments — fair value	$1,345,933,126	$1,373,034,635

Receivables:
Employer contributions	1,110,419	1,660,560
Rollover contributions	39,085	26,786
Participant loans	61,705,301	61,057,083
Interest and dividends receivable	—	86

Total receivables	62,854,805	62,744,515

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,408,787,931	1,435,779,150

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 5)	(1,641,341)	(626,768)

NET ASSETS AVAILABLE FOR BENEFITS	$1,407,146,590	$1,435,152,382

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

ADDITIONS:
Contributions:
Participant	$92,640,614	$100,626,015
Employer	53,947,323	59,749,957
Rollovers	1,321,319	3,381,735

Total contributions	147,909,256	163,757,707

Investment income:
Interest and dividend income	63,232,382	35,686,719
Net realized and unrealized appreciation (depreciation) in fair value of investments (Note 3)	(7,212,639)	318,109,129

Total additions	203,928,999	517,553,555

DEDUCTIONS:
Benefits paid to participants	(229,903,971)	(168,112,385)
Administrative expenses	(2,030,820)	(1,799,169)

Total deductions	(231,934,791)	(169,911,554)

INCREASE (DECREASE) IN NET ASSETS	(28,005,792)	347,642,001

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,435,152,382	1,087,510,381

End of year	$1,407,146,590	$1,435,152,382

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. and subsidiaries (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. In early 2013, if an employee was scheduled to work at least 32 hours per week, the employee became eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee was scheduled to work fewer than 32 hours per week, the employee became eligible upon completion of at least 1,000 hours of service in a 12-month service period. Effective April 4, 2013, eligibility for employees scheduled to work fewer than 32 hours per week was modified to exclude the 1,000 hours of service requirement, but the employee must still complete a year of eligibility service before entering the plan. Beginning on April 1, 2014, the Plan agreement was amended to state that part-time employees hired on or after April 3, 2014, who have not completed one year of eligibility shall become a participant eligible to enroll in the Plan on June 1, 2014. All employees hired on or after June 1, 2014, will become eligible upon completion of 60 days of continuous service.

The Benefits Committee has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Benefits Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. served as the trustee of the Plan through January 31, 2013. Effective February 1, 2013, the trustee of the Plan changed from JPMorgan Chase Bank N.A. to State Street Bank and Trust. Aon Hewitt serves as the Plan recordkeeper. The Plan is subject to the provisions of ERISA.

Contributions – Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation. Each employee hired on or after June 1, 2014, who meets the eligibility requirements shall become a participant eligible to receive Employer safe harbor matching contributions on the enrollment date coincident with or next following the date as of which the employee has completed one year of eligibility service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments – Participants direct the investment of their contributions and the Company's matching contributions into any of the 19 different investment funds or into Company stock offered by the Plan. All funds in the Plan are unitized.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Participant Loans – Beginning on April 1, 2014, the Plan agreement was amended to state that employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to June 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits – Upon termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed within 60 days of Plan year-end. The Plan has undistributed amounts owed to participants that are no longer active employees of the Plan Sponsor in the amounts of $496,277 and $604,079 as of December 31, 2014 and 2013, respectively.

Forfeitures – Forfeited nonvested accounts are used to either reduce the Company's matching contributions or to pay Plan administrative expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts as of December 31, 2014 and 2013 was $315 and $427,589, respectively. In 2014, Company matching contributions of $483,169 were paid with forfeitures. No Company matching contributions were paid with forfeitures in 2013 and no administrative expenses were paid with forfeitures in 2014 or 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 5. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value was determined as follows: the net asset values for the American Beacon Large Cap Value Fund, Artisan Small Cap Value Fund, MFS International Equity Fund, PIMCO Total Return Fund, Prudential Jennison Small Cap Fund, RidgeWorth Mid Cap Value Equity Fund, TimesSquare Mid Cap Growth Fund, BlackRock Equity Index Fund, Jennison Large Cap Growth Fund, Hewitt Ennis Knupp Retirement Fund, Galliard Stable Value Fund, and Hewitt Ennis Knupp LifeCycle funds are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

In accordance with GAAP, the Plan's Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Plan's Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Participant Loans – Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefits are recorded upon distribution. At December 31, 2014 and 2013, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses – Plan participants are charged $16.50 per quarter to cover Plan administrative expenses. In addition, certain administrative expenses may be paid through forfeited accounts or by the Plan Sponsor.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the Code's limits. The Plan did not have to return any material excess contributions received during 2014 or 2013.

Recent Accounting Standards – In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan beginning in the first quarter of 2016, with early adoption permitted, and will be applied retrospectively. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

Subsequent Events – We have evaluated the effects of events that have occurred subsequent to December 31, 2014, through the filing date of the Form 11-K, and we identified no subsequent events for this period.

3.	INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2014 and 2013, were as follows:

	2014	2013
Galliard Stable Value Fund	$172,187,184	$194,570,228
Best Buy Co., Inc. Stock Fund	163,527,142	177,059,078
BlackRock Equity Index Fund	126,589,477	116,939,006
Jennison Large Cap Growth Fund	98,266,041	100,766,806
Hewitt Ennis Knupp LifeCycle 2050	93,582,723	77,984,115
MFS International Equity Fund	92,838,583	107,293,809
American Beacon Large Cap Value Fund	92,199,587	88,710,326
PIMCO Total Return Fund	78,795,501	80,800,390
Artisan Small Cap Value Fund	74,333,836	93,604,541

During 2014 and 2013, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Best Buy Co., Inc. Stock Fund	$(2,853,766)	$145,917,368
Registered investment funds:
Domestic stocks	(23,541,906)	53,838,581
International stocks	(6,630,560)	15,137,164
Bond fund	(111,403)	(4,016,470)
Galliard Stable Value Fund	2,045,940	2,474,124
Pooled funds	23,879,056	104,758,362
Net appreciation (depreciation) in fair value of investments	$(7,212,639)	$318,109,129

4.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

i.	Quoted prices for similar assets or liabilities in active markets;

ii.	Quoted prices for identical or similar assets in non-active markets;

iii.	Inputs other than quoted prices that are observable for the asset or liability; and

iv.	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth by level within the fair value hierarchy, the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2014 and 2013, according to the valuation techniques we used to determine their fair values:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,720,887	$—	$—	$4,720,887
Best Buy Co., Inc. Stock Fund	163,527,142	—	—	163,527,142
Registered investments:
Domestic stocks	271,531,895	—	—	271,531,895
International stocks	92,838,583	—	—	92,838,583
Bond fund	78,795,501	—	—	78,795,501
Pooled funds:
BlackRock Equity Index Fund	—	126,589,477	—	126,589,477
Jennison Large Cap Growth Fund	—	98,266,041		98,266,041
Hewitt Ennis Knupp funds	—	337,476,416	—	337,476,416
Galliard Stable Value Fund:
Fixed income funds	—	140,470,305	—	140,470,305
Stable return fund	—	12,087,540	—	12,087,540
Liquidity fund	—	19,629,339	—	19,629,339
Total	$611,414,008	$734,519,118	$—	$1,345,933,126

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,729,017	$—	$—	$2,729,017
Best Buy Co., Inc. Stock Fund	177,059,078	—	—	177,059,078
Registered investments:
Domestic stocks	285,484,396	—	—	285,484,396
International stocks	107,293,809	—	—	107,293,809
Bond fund	80,800,390	—	—	80,800,390
Pooled funds:
BlackRock Equity Index Fund	—	116,939,006	—	116,939,006
Hewitt Ennis Knupp funds	—	307,352,411	—	307,352,411
Jennison Large Cap Growth Fund	—	100,766,806	—	100,766,806
SSGA Government Money Market	—	39,494	—	39,494
Galliard Stable Value Fund:
Fixed income funds	—	152,162,627	—	152,162,627
Stable return fund	—	21,276,347	—	21,276,347
Liquidity fund	—	21,131,254	—	21,131,254
Total	$653,366,690	$719,667,945	$—	$1,373,034,635

For the years ended December 31, 2014 and 2013, there were no significant transfers in or out of Levels 1, 2 or 3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents – Classified as Level 1 as investments are primarily comprised of money market funds and commercial paper with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common Stock – Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investments – Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled Funds – Classified as Level 2 and valued using the net asset value ("NAV"), based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds and cash. The Hewitt Ennis Knupp Funds invest in a combination of investments held by the Plan, including the Galliard Stable Value Fund. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

SSGA Government Money Market – Classified as Level 2 as investments do not trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. Market value approximates cost as maturities are less than three months.

Galliard Stable Value Fund – Classified as Level 2 as investment contracts are valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. Corporate bonds and government obligations are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available, and, if not available, from other sources considered reliable. The investments are redeemed daily at a constant NAV of $1 per unit. The policy of the investment is to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the investment will be able to maintain this value.

5.	INVESTMENT CONTRACTS

The Galliard Stable Value Fund (the “Fund”) primarily invests in traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian. The primary variables impacting the future crediting rates of security-backed contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than zero percent.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the GICs, as well as the difference between the GICs’ fair value and contract value, or the adjustment to contract value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

GICs and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	Any substantive modification of the Fund or the administration of the Fund;

•	Complete or partial termination of the Fund, including a merger with another fund;

•	Failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption from ERISA;

•	Any change in law, regulation, administrative or judicial position, or accounting requirement applicable to the Fund or participating plans;

•
The redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan.

The Plan Administrator does not consider any of these events probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

The average yields earned by the Fund at December 31, 2014 and 2013, are as follows:

	2014	2013
Average yields:
Based on annualized earnings (1)	1.39%	1.36%
Based on interest rate credited to participants (2)	1.44%	1.42%

(1)	Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.
(2)    The computation used gross annualized one-day earnings in fiscal 2014 and 2013.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2014 and 2013, the Plan's stock fund had the following transactions related to the Plan sponsor's common stock:

	2014	2013
Number of common shares purchased	1,365,142	1,165,217
Cost of common shares purchased	$38,767,185	$30,045,141
Number of common shares sold	1,576,219	2,203,789
Market value of common shares sold	$48,106,810	$65,586,993
Cost of common shares sold	$31,535,190	$37,869,399

JPMorgan Chase Bank N.A. was the trustee of the Plan through January 31, 2013, and the Plan invested in JPMorgan Prime Morgan Shares managed by JPMorgan Asset Management through January 31, 2013. State Street Bank and Trust is the trustee of the Plan and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Aon Investment Consulting manages the glide path for the Hewitt Ennis Knupp target date funds, which are made up of the underlying funds of the Plan. Aon Investment Consulting is responsible for determining and adjusting the allocation of the target date funds on an annual basis as approved by the Benefits Committee.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants would become 100% vested in the Company’s contributions.

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

The Plan administrator believes that, to the best of its knowledge, the Plan has not taken any uncertain tax positions that are not "more likely than not" sustainable upon examination by the IRS. The Plan sponsor believes that subsequent amendments to the Plan are in compliance with the requirements of the code. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$1,407,146,590	$1,435,152,382
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,641,341	626,768
Deemed loan activity	(1,319,027)	(1,154,123)
Net assets available for benefits per Form 5500	$1,407,468,904	$1,434,625,027

As of December 31, 2014 and 2013, the following is a reconciliation of changes in net assets available for Plan benefits per the financial statements to the Form 5500:

	2014	2013
Increase (decrease) in net assets per statement of changes in net assets available for plan benefits	$(28,005,792)	$347,642,001
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,014,573	(3,764,832)
Deemed loan activity	(164,904)	(175,097)
Net income per Form 5500	$(27,156,123)	$343,702,072

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)
(EMPLOYER IDENTIFICATION NUMBER 41-0907483)
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Description of Investment		Current Value

	CASH AND CASH EQUIVALENTS
*	SSGA Government Money Market Fund	$4,720,887

	REGISTERED INVESTMENT COMPANIES:
	American Beacon Large Cap Value Fund	92,199,587
	Artisan Small Cap Value Fund	74,333,836
	MFS International Equity Fund	92,838,583
	PIMCO Total Return Fund	78,795,501
	Prudential Jennison Small Cap Fund	60,458,593
	RidgeWorth Mid Cap Value Equity Fund	28,887,865
	TimesSquare Mid Cap Growth Fund	15,652,014
	Total registered investment companies	443,165,979

	POOLED FUNDS:
	BlackRock Equity Index Fund	126,589,477
	Jennison Large Cap Growth Fund	98,266,041
*	Hewitt Ennis Knupp Retirement	13,832,840
*	Hewitt Ennis Knupp LifeCycle 2015	8,755,946
*	Hewitt Ennis Knupp LifeCycle 2020	18,296,855
*	Hewitt Ennis Knupp LifeCycle 2025	25,041,491
*	Hewitt Ennis Knupp LifeCycle 2030	32,479,999
*	Hewitt Ennis Knupp LifeCycle 2035	42,434,016
*	Hewitt Ennis Knupp LifeCycle 2040	47,705,223
*	Hewitt Ennis Knupp LifeCycle 2045	55,347,323
*	Hewitt Ennis Knupp LifeCycle 2050	93,582,723
	Total pooled funds	562,331,934

	Galliard Stable Value Fund	172,187,184

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	163,527,142

	TOTAL 2014 INVESTMENTS	$1,345,933,126

*	PARTICIPANT LOANS, 4.25%–11.5% interest rate range and maturity dates through November 10, 2028	$61,705,301

*	Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 26, 2015	By:	/s/ MATHEW R. WATSON
Mathew R. Watson
Vice President, Finance – Controller and Chief Accounting Officer
(duly authorized and principal accounting officer)